SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

NF Energy Saving Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

629099 30 0

(CUSIP Number)

Yongquan Bi

Room 3708, Wanda Place, 6 Gangwan Road

Zhongshan District, Dalian City

Liaoning Province, China, 116001

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 9, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 629099 30 0

1)	NAME OF REPORTING PERSON

Yongquan Bi

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☒

3)	SEC Use Only

4)	SOURCE OF FUNDS

 PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER	1,500,000

	8)	SHARED VOTING POWER	-0-

	9)	SOLE DISPOSITIVE POWER	1,500,000

	10)	SHARED DISPOSITIVE POWER	-0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,500,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.8%1

14)	TYPE OF REPORTING PERSON

IN

(1)	Calculated based on 7,573,289 shares of Common Stock issued and outstanding as of April 9, 2018.

ITEM 1.	Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $.001 per share (the “Common Stock”), of NF Energy Saving Corporation, a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3106, Tower C, 390 Qingnian Avenue, Shenyang, Liaoning Province, People’s Republic of China (“P.R. China”) 110015.

ITEM 2.	Identity and Background.

(a)       This Schedule 13D is being filed by Mr. Yongquan Bi (“Mr. Bi”).

(b)       Mr. Bi’s business address is Room 3708, Wanda Place, 6 Gangwan Road, Zhongshan District, Dalian City, Liaoning Province, P.R. China.

(c)       Mr. Bi is an entrepreneur. His principal business is chairman of Dalian Boqi Xinhai Group Ltd. Co. (“Boqi Group”). Mr. Bi founded Boqi Group and its subsidiaries, including Dalian Boqi Agriculture Technology Development Ltd. Co. and Dalian Boqi Culture Media Ltd. Co., in July 2008. Mr. Bi also founded Dalian Boqi Zhengji Pharmacy Franchise Ltd. Co. in July 2008 and Boqi Finance Lease (Liaoning) Ltd. Co., another subsidiary of Boqi Group, in November 2009. Mr. Bi has been the Chairman of each of these companies since their founding.

(d)       During the past five years, Mr. Bi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, Mr. Bi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such a proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Bi is a citizen of P.R. China.

ITEM 3.	Source and Amount of Funds and Other Consideration.

The securities were acquired by Mr. Bi through the use of personal funds.

ITEM 4.	Purpose of Transaction.

The securities were acquired for investment purposes. Mr. Bi intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. Mr. Bi may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, acquiring additional shares or disposing of some or all of his shares of Common Stock and/or changing his current intentions with respect to any or all matters referred to in this Item 4. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer and will be reported in accordance with the rules of the Securities and Exchange Commission. Mr. Bi has received a board nomination for the upcoming annual stockholders meeting of the Issuer.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, Mr. Bi does not have any plans or proposals which would result in:

(a)       The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)       Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e)       Any material change in the present capitalization or dividend policy of the Issuer;

(f)       Any other material change in the Issuer’s business or corporate structure;

(g)       Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)       Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j)       Any action similar to any of those actions enumerated above.

ITEM 5.	Interests in Securities of the Issuer.

(a)       As of April 9, 2018, Mr. Bi may be deemed to have beneficial ownership of the aggregate 1,500,000 shares of the Issuer’s Common Stock, or approximately 19.8% of the Issuer’s total shares of Common Stock outstanding. The foregoing percentage is calculated based on 7,573,289 shares of Common Stock issued and outstanding.

(b)       Mr. Bi has the sole power to vote and to dispose of 1,500,000 shares of Common Stock.

(c)       As April 9, 2018, and within the sixty-day period prior thereto, no transactions involving the Issuer’s Common Stock had been engaged in by Mr. Bi other than as disclosed herein.

(d)       Other than Mr. Bi, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s shares of Common Stock covered by this Schedule 13D.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On March 12, 2018, Mr. Bi entered into a Securities Purchase Agreement with the Issuer, pursuant to which Mr. Bi purchased, and the Issuer issued to Mr. Bi, 500,000 shares of Common Stock at a purchase price of $1.00 per share for aggregate consideration of $500,000.

On April 9, 2018, Mr. Bi entered into a Securities Purchase Agreement with Pelaria International Ltd., a wholly-owned subsidiary of Liaoning Nengfa Weiye New Energy Application Co., Ltd. (“Pelaria”), pursuant to which Mr. Bi purchased, and Pelaria sold to Mr. Bi, 1,000,000 shares of Common Stock at a purchase price of $1.40 per share for aggregate consideration of $1,400,000.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: April 12, 2018

/s/ Yongquan Bi

Yongquan Bi